SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                        Schedule 13G


              Under the Securities Exchange Act of 1934
                      (Amendment No. 2)*

                Florida Public Utilities Company
                       (Name of Issuer)

                  $1.50 Par Value Common Stock
                 (Title of Class of Securities)

                         341 135 101
                        (CUSIP Number)



Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


            (Continued on following page(s))

CUSIP No. 341 135 101                 13G


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Union Corporation               56-0898180


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)( )
                                                          (b)( )


3   SEC USE ONLY


4   CITIZENSHIP OR PLACE OF ORGANIZATION
    FIRST UNION CORPORATION, NORTH CAROLINA


 NUMBER OF
  SHARES
BENEFICIALLY
 OWNED BY
  EACH
 REPORTING
  PERSON
   WITH


         5   SOLE VOTING POWER



         6   SHARED VOTING POWER



         7   SOLE DISPOSITIVE POWER



         8   SHARED DISPOSITIVE POWER
                159,446


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       159,446


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       11.2%


12  TYPE OF REPORTING PERSON*

    First Union Corporation (HC)



            *SEE INSTRUCTION BEFORE FILLING OUT!

SEC 1745 (6-80)

First Union National Bank
of North Carolina

Capital Management Group
401 South Tryon Street, CMG 2-1151
Charlotte, North Carolina 28288-1151
704 374-6462



(First Union Logo)


                                 Florida Public Utilities Company
                                 $1.50 Par Value Common Stock
                                 CUSIP Number 341 135 101


Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person:



First Union Corporation (Parent)        First Union National Bank
56-0898180                              59-2216636


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: 2/8/94                    James P. Tyndall
                                James P. Tyndall
                                Vice President
                                Trust Officer

                                               Exhibit

First Union Corporation is filing this schedule pursuant to Rule 13d-1(b)(ii)(G) as indicated under item 3 (g). The relevant subsidiaries are First Union National Bank of North Carolina, First Union National Bank of Florida, First Union National Bank of Georgia, and First Union National
Bank of South Carolina, First Union National Bank of Virginia, First Union National Bank of Washington DC, and the Item 3 classification of each of such subsidiaries is "a bank as defined in section 3(a)(b) of the Act."